Imagination in Education

March 20, 2015

Via Letter Dated March 10, 2015

Carlos Pacho

Senior Asst. Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:     PCS Edventures!.com, Inc.

           Form 10-K for the Fiscal Year Ended March 31, 2014

Filed June 30, 2014

Forms 10-Q for Fiscal Quarters Ended:

June 30, 2014, September 30, 2014, December 31, 2014

File No. 0-49990

Dear Mr. Pacho:

Please consider this PCS Edventures!.com, Inc. written response to your letter dated 03/10/2015.

Item 9(A). Controls and Procedures, page 57

Request: In reference to Item 307 of Regulation S-K, please revise filings referenced above to include disclosure by principle financial officer or person performing similar functions, being Russelee Morton as noted on page 4 starting February 14, 2014, regarding the effectiveness of PCS Edventures!.com, Inc. disclosure controls and procedures.

Response: PCS Edventures!.com, Inc. will amend the filings referenced above to include the conclusions of Russelee V. Horsburgh, formerly Russelee Morton, the principle financial officer or person performing similar functions, regarding the effectiveness of PCS Edventures!.com, Inc. disclosure controls and procedures.

Exhibits 31 and 32

Request: We note that you have only filed the certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 that are filed as exhibits 31 and 32 by the principle executive officer. Please file the certifications of the principle financial officer or person performing similar functions.

Response: PCS Edventures!.com, Inc. will file the certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as exhibits 31.2 and 32.2 by Russelee V. Horsburgh, formerly Russelee Morton, as the principle financial officer or person performing similar functions of the principle financial officer.

345 Bobwhite Court, Suite 200 • Boise, ID 83706

Office: 208.343.3110 • Toll Free: 800.429.3110 • Fax: 208.343.1321

edventures.com

Imagination in Education

PCS Edventures!.com, Inc. is in possession of all the facts relating to the company’s disclosure. PCS Edventures!.com, Inc. is responsible for the accuracy and adequacy of the disclosures in the Form 10-K and 10-K/A for the Fiscal Year Ended March 31, 2014 and future filings. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. PCS Edventures!.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this response sufficiently satisfies your comments and requests regarding Form 10-K for the Fiscal Year Ended March 31, 2014, Forms 10-Q for Fiscal Quarters Ended: June 30, 2014, September 30, 2014, December 31, 2014 for File No. 0-49990

Feel free to contact me with any additional comments.

Sincerely,

/s/ Robert O. Grover

Robert O. Grover

PCS Edventures!.com, Inc.

345 Bobwhite Court STE 200

Boise, ID 83706

345 Bobwhite Court, Suite 200 • Boise, ID 83706

Office: 208.343.3110 • Toll Free: 800.429.3110 • Fax: 208.343.1321

edventures.com